GREENTECH TRANSPORATION INDUSTRIES INC.
                          7000 Merrill Avenue, Suite 31
                                 Chino, CA 91710
                Telephone (909) 614-7007 Facsimile (909) 614-7007
--------------------------------------------------------------------------------

                                                               December 29, 2010


Ms. Amanda Ravitz
Branch Chief - Legal
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re: Greentech Transportation Industries Inc.
    Amendment No. 6 to Registration Statement on Form S-1
    Filed December 17, 2010
    File No. 333-169251

Dear Ms. Ravitz,

Thank you for reviewing our registration statement. In response to your comment letter (dated December 28, 2010) we have amended the registration statement and provide the following information.

Description of Our Business, page 15

Executive Summary, page 15

     1. We have added a brief discussion of how much of the $20,000 in funding has been spent to date, discussed the general character of each expenditure and the amount of funds remaining. We have also revised the Management's Discussion and Analysis or Plan of Operations section with the same information.

Financial Statements, page 30

     2.   We have included the accountant's review report with this filing.

Sincerely,


/s/ Phillip W. Oldridge
----------------------------------
Phillip W. Oldridge
CEO & Director